UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-09764	11-2534306
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

400 Atlantic Street, Suite 1500

Stamford, CT 06901

(Address of principal executive offices) (Zip Code)

Todd A. Suko, Executive Vice President and General Counsel (203) 328-3500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the execution of this policy, Harman International Industries, Incorporated (“HARMAN”) has concluded in good faith that during 2013:

(a)	HARMAN has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as “3TGs” or “conflict minerals”) are necessary to the functionality or production of such products.

(b)	Based on a “reasonable country of origin inquiry,” HARMAN knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TGs may not be from recycled or scrap sources.

Description of HARMAN’s Reasonable Country of Origin Inquiry (“RCOI”):

HARMAN’s RCOI employed a combination of measures to determine whether the necessary 3TGs in HARMAN products originated from the Covered Countries. HARMAN’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template. This supply chain survey, and the conflict minerals program as a whole is being developed and implemented with our third-party service provider, Assent Compliance Inc.

All of HARMAN’s direct suppliers were surveyed as HARMAN could not definitively determine which products contained 3TGs that were necessary to the functionality or production of our products. Approximately 31.27% of HARMAN suppliers have responded to the supply chain survey via the EICC-GeSI reporting template conducted as part of the RCOI. Currently, only 0.012% of respondents have declared that their 3TGs come from the DRC but it is currently unknown whether they directly or indirectly finance armed conflict.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, HARMAN has filed this Specialized Disclosure Report on Form SD (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://investor.harman.com/sec.cfm.

Item 1.02 Exhibit

HARMAN has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

By:	/s/ Todd A. Suko
Todd A. Suko Executive Vice President and General Counsel

Date: June 2, 2014

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